UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2003

CINAR Corporation

(Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Québec, Canada H2L 4S5

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____	Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.]

Yes ____	No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________ ]

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: September 24, 2003

By:	(signed) Stuart Snyder

Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated September 24, 2003 – CINAR Chairman Robert Després Receives Highest Honour From The Ordre National Du Québec

CINAR CHAIRMAN ROBERT DESPRES RECEIVES HIGHEST HONOUR FROM THE ORDRE NATIONAL DU QUÉBEC

MONTREAL, Canada, September 24, 2003 – CINAR is pleased to congratulate its Chairman, Robert Després, upon his appointment to the rank of Grand Officier of the Ordre National du Québec.

“Both the Board of directors and management of CINAR want to extend their congratulations to Robert Després on achieving the rank of Grand Officier of the Order of Quebec,” said Mr. Stuart Snyder, President and CEO of CINAR Corp. “He is an exceptionally accomplished individual who possesses an extraordinary sense of duty, integrity and a remarkable work ethic. We thank him for all his efforts on behalf of the company and its shareholders.”

“It was a privilege to work with Robert Després when he was a member of our board,” said Dominic D’Alessandro, President and CEO of Manulife. “His experience, his integrity and his ability to draw out the best qualities from the people he works with are truly impressive. He is highly deserving of this honour.”

Mr. Després was one of just four Québecers named to the rank of Grands Officiers of the Order by Quebec Premier Jean Charest last week. Another 26 Québecers were appointed to the ranks of Officiers and Chevaliers.

Mr. Després has many years of experience and accomplishment in a wide range of government and private sector positions, and has served on the board of directors of more than 25 companies throughout his career. He has served on the boards of companies including Manulife Financial, Mitel Corp., National Trust Company, Provigo Inc. and Sidbec-Dosco Inc. He currently serves on the boards of several companies and organizations including the Institut de cardiologie de Québec, Greywest Inc., Domosys Corp. and DRM Holdings Inc.

Among the positions he has held, Mr. Després was controller of the Quebec Power Company from 1959 to 1963 and Quebec Deputy Minister of Revenue from 1965 to 1969. He was the founding president of the Régie de l’assurance maladie du Québec in 1969 and was president of the Université du Québec for five years until 1978. After a term as President and CEO of National Cablevision Ltd., he was appointed Chairman of the Board of Atomic Energy of Canada Ltd. in 1980, where he served until 1986. He held the position of President and CEO of Netcom Inc. from 1978 to 1989 and Chairman of the Board of Alliance Forest Products Inc. from 1994 to 2001.

He has been a registered member of the Society of Management Accountants since 1947 and a member of the Corporation of Certified General Accountants of Canada since 1948. He has been a Fellow of the Society of Management Accountants of Canada since 1979 and of the Corporation of Certified General Accountants of Canada since 1981.

Mr. Després was named an Officer of the Order of Canada in 1978 and was elected member of the Académie des Grands Québécois in 1991. He received an honorary doctorate from the Université du Québec à Montréal in 1986 and an honorary doctorate from Laval University in 2001.

Mr. Després was elected to the position of Chairman of CINAR in the spring of 2002. At the time, he had just been appointed independent trustee on behalf of CINAR founders Micheline Charest and Ronald Weinberg after the Quebec Securities Commission barred them in 2002 from acting as directors of a public company.

For further information, please contact:

Nathalie Bourque Tel: (514) 843-2309

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